June 24, 2009
Mr. Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3030
100 F Street, N.E.
Washington, DC 20549-6010
Via: EDGAR

Re:	Ultralife Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2008 Filed March 13, 2009 Quarterly Report on Form 10-Q for the quarter ended March 29, 2009 File No. 000-20852
Dear Mr. Vaughn:
This letter responds to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission on the above referenced filings and communicated to us in your letter of June 10, 2009. We have set forth below the text of the comments contained in your letter, followed by our responses.
Form 10-K for the Fiscal Year ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition . . .
General, page 28.
1.	The overview in this section should provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned in evaluating the company’s financial condition and operating results. This should include a discussion of material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties on which the company’s executives are most focused, and the actions they are taking in response. In future filings, please expand this overview disclosure to provide an analysis of the major issues that are of concern to management. For example, expand your disclosure to present how management anticipates synergizing the businesses of the entities acquired over the past three years with your current business model. We also note your disclosure on page 31 that your gross margin in your Design and Installation Services segment decreased in 2007 “due primarily to investments [you] are making and associated start-up costs;” a discussion of what investments currently are contemplated would be appropriate in this section. For further guidance on the content and purpose of the “Overview,” see Interpretative Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response:
We will expand our disclosure in the “Overview” section in our future filings to provide an analysis of the major issues that are of concern to management, including how management anticipates integrating acquired businesses into our current business model. In connection with our expanded disclosure, we will also consider the guidance in Interpretative Release No. 33-8350.
Note 1 – Summary of Operations and Significant Accounting Policies, page 53
I. Long-Lived Assets, Goodwill and Intangibles, page 54
2.	Please revise future filings to disclose additional details regarding your accounting for goodwill. Specifically, please address the following:
•	Discuss how you evaluate goodwill for impairment. Refer to paragraphs 19-22 of SFAS 142.

•	Disclose the date on which you conduct your annual goodwill impairment testing in accordance with paragraph 26 of SFAS 142.

•	Disclose how many reporting units you have identified in accordance with paragraphs 30-31 of SFAS 142.

•	Disclose additional details regarding the results of your goodwill impairment analysis. For example, disclose whether the first step of the goodwill impairment evaluation indicated potential impairment and, if so, the results of your second step analysis.
Response:
In the Critical Accounting Policies and Estimates section of our Management’s Discussion and Analysis (“MD&A”), we will expand this disclosure in our future filings to include the requested information regarding our accounting for goodwill in accordance with SFAS 142.
While we believe the goodwill disclosures in Notes 1 and 3 of our annual financial statements comply with the disclosure requirements in paragraphs 44-47 of SFAS 142, we will also consider expanding these disclosures in our future filings consistent with our expanded MD&A disclosure.
S. Fair Value of Financial Instruments
3.	We note your disclosure regarding the fair value of your financial instruments under SFAS 107. Please revise future filings to disclose the methodology and you basis for any significant assumptions you use in determining the fair value of your convertible notes and any other significant financial instruments. Refer to paragraph 10 of SFAS 107.

Response:
We will expand this disclosure in our future filings to include our methodology and our basis for any significant assumptions we use in determining the fair value of our significant financial instruments, in accordance with SFAS 107.
Note 2 – Acquisitions, page 60
U.S. Energy Systems, Inc. and U.S. Power Services, Inc.
4.	We note that under the acquisition agreements you may be required to issue up to 200,000 additional shares if certain post-acquisition financial milestones are achieved. Please revise future filings to quantify any significant financial milestones.
Response:
We will expand this disclosure in our future filings to quantify any significant post-acquisition financial milestones.
McDowell Research, Ltd., page 66
5.	We note that on November 16, 2007, you finalized a settlement agreement with the sellers of McDowell Research, Ltd. relating to the initial purchase price of the company. We further note that based on the facts and circumstances surrounding the settlement you recorded the $7.6 million settlement to income rather than a purchase price adjustment. Please describe to us the facts and circumstances that led you to conclude the settlement agreement should be recorded in income rater than a purchase price adjustment. In this regard, we note your disclosure that “there was not a clear and direct link to the purchase price,” however, you also state that “the settlement agreement reduced the overall purchase price by approximately $7,900.”
Response:
The McDowell settlement arose out of a dispute involving the acquisition of McDowell Research, Ltd. that arose post-acquisition, and as we have disclosed, “related to various operational issues that arose during the first several months following the July 2006 acquisition that significantly reduced our profit margins.” The $7.9 million settlement was a negotiated value that related to the overall economics of the acquired business. The settlement was not linked to any specific metric contained in the acquisition agreement that would be a measure of purchase price such as a defined working capital adjustment or a pre-determined payment based on a defined number of customers transferred.
In accordance with paragraph B177 of SFAS 141, “the Board concluded that the provisions of [Statement 38] should not be applied to contingencies that arise from the acquisition and that did not exist prior to the acquisition (such as contingencies related to litigation over the acquisition).” Paragraph B177 continues by stating “the Board concluded that such contingencies are the acquiring enterprise’s contingencies, rather than pre-acquisition contingencies of the acquired enterprise. Accordingly, Statement 16 applies to those contingencies after the initial purchase allocation.” Therefore, as this November 16, 2007 settlement related to post-acquisition issues, was not a pre-acquisition contingency, was not specifically linked to the purchase price and was settled after the completion of the purchase accounting, we have recorded the gain from the settlement in non-operating, other income.
Based on the facts presented, we concluded in our 2007 Form 10-K that “there was not a clear and direct link to purchase price.” Our statement that “the settlement agreement reduced the overall purchase price by approximately $7,900” was based on the form of the settlement instead of the accounting substance of the transaction. We will modify our future filings to eliminate the reference to reducing the overall purchase price.
Note 5 – Debt and Capital Leases, page 71
6.	We note that you were in compliance with all debt covenants related to your credit facility as of December 31, 2008. Please revise future filings to quantify the most restrictive financial debt covenants.
Response:
We will expand this disclosure in our future filings to quantify the most restrictive financial debt covenants, as applicable.
Note 8 – Income Taxes, page 82
7.	We note your disclosures regarding the tax provision recorded in the second quarter of 2008 that related to the year ended December 31, 2007. We also note your discussion of your consideration of the qualitative factors in SAB 99 in concluding that the adjustment was not material to the 2007 consolidated financial statements or the Form 10-K for the year ended December 31, 2008. Please provide us with your full materiality analysis for each of 2007 and 2008, including a discussion of how you considered the quantitative impact of the error. Please tell us what “other qualitative factors” you considered in concluding that the error was not material. In this regard, please note that the guidance in SAB 99 refers to qualitative factors that could cause a quantitatively small error to be material to the financial statements. However, we note that the error discussed here results in your net income for 2007 of $5.6 million being overstated by approximately $3.1 million.
Response:
In accordance with SAB 99, we analyzed the quantitative and qualitative factors in relation to the misstatement. From a quantitative viewpoint, the approximate $3 million non-cash, deferred tax adjustment was large in relation to net income for both 2007 and 2008. We also considered that SAB 99 provides guidance about qualitative factors that could cause a quantitatively small error to be material to the financial statements; however we do not believe this analysis should be limited to only quantitatively small errors. SAB 99 does not state that large errors are always material, and we believe a SAB 99 analysis should thoroughly evaluate the qualitative aspects of both large and small errors. Accordingly, as further detailed below, based on numerous qualitative factors, the approximate $3 million non-cash, deferred tax adjustment was considered immaterial in relation to net income for both the years ended 2007 and 2008. This adjustment and our conclusion was fully disclosed in our Form 10-Q filed for the second quarter of 2008 and in our 2008 Form 10-K
Qualitative Factor #1 – Does the misstatement mask a change in earnings or other trends?
We reported results during the past five years as follows:

		Years Ended December 31,
	2008	2007	2006	2005	2004
Pre-Tax income (loss)	$17,542	$5,660	$(3,753)	$(3,856)	$1,228
Tax expense (benefit)	3,879	77	23,735	489	(21,104)

Net income (loss)	$13,663	$5,583	$(27,488)	$(4,345)	$22,332

Effective tax rate	22.1%	1.4%	632.4%	12.7%	(1,718%)
If the approximate $3 million deferred tax adjustment was recorded in 2007 instead of 2008, our results for the past five years would have been as follows:

		Years Ended December 31,
	2008	2007	2006	2005	2004
Pre-Tax income (loss)	$17,542	$5,660	$(3,753)	$(3,856)	$1,228
Tax expense (benefit)	879	3,077	23,735	489	(21,104)

Net income (loss)	$16,663	$2,583	$(27,488)	$(4,345)	$22,332

Effective tax rate	5.0%	54.4%	632.4%	12.7%	(1,718%)
As the tables indicate, we have had very large pre-tax income (loss) and net income (loss) fluctuations over the last five years, including some large, non-cash tax adjustments relating to our deferred tax valuation allowance. Therefore, if we were to adjust the 2007 and 2008 net income numbers for this non-cash tax adjustment, our earnings trend would not be significantly impacted.
Qualitative Factor #2 – Does the misstatement change a loss into income or vice-versa?
•	For both 2007 and 2008, if we adjusted the net income amounts for this tax adjustment, we would still have net income in each year.
Qualitative Factor #3 – Does the misstatement affect our compliance with regulatory requirements?
•	For both 2007 and 2008, this tax adjustment had no effect on our compliance with regulatory requirements.
Qualitative Factor #4 – Does the misstatement affect our compliance with loan covenants or other contractual requirements?
•	For both 2007 and 2008, this tax adjustment had no effect on our compliance with any of our loan covenants or other contractual covenants.

Qualitative Factor #5 – Does the misstatement have an effect on increasing management compensation?
•	For both 2007 and 2008, this tax adjustment had no effect on management compensation, as the internal measurement metric for management compensation excludes income taxes. Our income tax provision (benefit) has fluctuated widely over the last five years, due partly to our deferred tax valuation allowance and our large amount of net operating loss carryforwards.
Qualitative Factor #6 – Would the misstatement have a significant impact on our stock price, and investor valuation?
Historically, when we have had large, non-cash tax adjustments, this has not resulted in a significant change, positive or negative, to our stock price and investor valuation. Our stock price has been much more volatile when we provide news regarding revenues. The following examples help illustrate this point:
•	We are in a unique position, to use as evaluation points, of having two large, non-cash tax adjustments within the past few years for which the market did not have a significant reaction. On February 10, 2005 we announced the release of 2004 results (actual revenues exceeded guidance; however actual operating income was below guidance) including the full release of our $21.1 million deferred tax asset valuation allowance. The stock price dropped 5.9%; the next day the stock price was trading at the pre-announcement price. On February 15, 2007, we announced the release of 2006 results (actual revenues missed; actual operating income missed) including the full reserve of $23 million of deferred tax assets. The stock price dropped 8.0%; within two days the stock price was trading at the pre-announcement price. Both of these historical events provide evidence that our stock price has not been significantly impacted by non-cash, tax adjustments.

•	The approximate $3 million item in question is a valuation allowance adjustment which is of the same nature as the previous tax adjustments. On July 31, 2008, we announced our second quarter results noting the approximate $3 million adjustment along with the outlook that 2009 revenues were expected to be less than 2008 projected revenues. The stock price dropped 8.3%, due in our view to the revenue outlook; within the next month the stock price was trading at pre-announcement levels.

•	Our stock price has been much more volatile based on historical releases involving revenues:
o	On May 29, 2008, we increased our second quarter and annual revenue guidance. The stock price increased by 31.4% that day and stayed at an elevated level for the next few months

o	On February 15, 2008, we announced our 2007 results with fourth quarter revenue and operating results below our outlook. The stock price dropped 16.9% and continued lower for several months until our positive news release in May 2008.

o	There are several other examples within the past few years that our stock price has moved by more than 15% based on revenue news.

As a result of the above-mentioned qualitative factors, most importantly, the lack of a significant impact on the trend of our earnings, the lack of stock price movement when other large, non-cash tax adjustments were recorded and the non-cash charge having no impact on operations or other performance measures, we believe the qualitative factors carry more weight than the quantitative factors in relation to this non-cash, deferred tax adjustment. Therefore, we concluded that the judgment of a reasonable person would not have been changed or influenced had we adjusted the 2007 and 2008 net income amounts.
Item 9A. Controls and Procedures, page 89
Changes in Internal Controls over Financial Reporting, page 89
8.	We see your disclosure here that you “have taken the necessary steps to implement adequate controls and procedures...” We further note your disclosure that “there has been no other change in the internal control over financial reporting that occurred during the fiscal year covered by this annual report...” (emphasis added). Please address the following:
•	Your current disclosure regarding changes relating to your India JV and USE appears vague and does not appear to provide the reader with specific information about changes in your internal control over financial reporting. Revise future filings to clearly disclose any changes in your internal control over financial reporting that has materially affected or is reasonably likely to materially affect your internal controls over financial reporting. Refer to Item 308(c) of Regulation S-K.

•	Please note that the disclosures required by Item 308(c) of Regulation S-K refers to changes in your internal control over financial reporting that have occurred during your last fiscal quarter. Please revise future filings to comply with Item 308(c) of Regulation S-K.
Response:
As a result of integrating the India JV and USE operations into our control structure, we have not made any changes to our internal controls over financial reporting that have had or are reasonably likely to have a material impact. We will disclose the requested information in our controls and procedures section of our future filings
Item 11. Executive Compensation, page 91
9.	We note from your discussion under “Performance Based Annual Cash-Based Incentive Compensation” on page 19 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective annual cash incentive payments under the short-term cash incentive plan. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.
Response:
We will disclose the specific targets to be achieved in order for our named executive officers to earn annual cash incentive payments under our short-term cash incentive plan in our future filings.
10.	We refer to your discussion under “Long-Term Equity Incentive Compensation” beginning on page 21 of the proxy statement that you have incorporated by reference into your Form 10-K. We believe that investors will benefit from an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2008. For example, we note minimal discussion and analysis of how you determined specific stock option and restricted share awards. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual grant determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Regulation S-K Item 402. In your future filings, please provide revised disclosure, please also clarify the reasons for the relative size of the grants among the officers. See Item 402(b)(2)(vii) of Regulation S-K.
Response:
We will revise this disclosure in our future filings to provide an expanded analysis of how we arrived at and why we paid each particular level of compensation, specifically for stock options and restricted stock awards, in accordance with paragraphs (b)(1)(iii) and (b)(1)(v) of Item 402 of Regulation S-K. We will also revise this disclosure in our future filings to clarify the reasons for the relative size of the equity grants among the officers, in accordance with paragraph (b)(2)(vii) of Item 402 of Regulation S-K.
Signatures, page 97
11.	You are required to indicate on the signature page who is signing in the capacity of principal executive officer, principal financial officer, and controller or principal accounting officer. For example, it does not appear that your filing has been signed by a controller or principal accounting officer. Please tell us how you have satisfied or intend to satisfy this requirement, whether by amendment or otherwise. Refer to General Instruction D(2) to Form 10-K.
Response:
Our Vice President – Finance and Chief Financial Officer, has fulfilled the responsibilities as our principal financial officer and as our principal accounting officer. Therefore, we will revise our future filings to properly disclose that our Vice President – Finance and Chief Financial Officer is our principal financial and principal accounting officer, in accordance with General Instruction D(2) to Form 10-K.
Form 10-Q for the quarter ended March 31, 2009
Note 2 – Acquisitions and Joint Ventures, page 6
AMTI Brand, page 6
12.	We note that you acquired AMTI on March 20, 2009. Please revise future filings to make the fair value disclosures for the nonfinancial assets and liabilities you acquired, as required by SFAS 157, for any material acquisitions. Refer to paragraph 9(a) of FSP 157-2.
Response:
The AMTI acquisition was not a significant acquisition ($5.7 million purchase price); therefore, we have omitted the SFAS 157 fair value disclosures from our filings based on the conclusion that the disclosures are immaterial. However, we have voluntarily included the SFAS 141(R) disclosures for the AMTI acquisition. For any future material acquisitions, we will properly disclose all of the fair value disclosures in accordance with SFAS 157.
We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings under the Securities Exchange Act of 1934;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, I can be reached at (315) 359-6243.
Sincerely,
/s/ John C. Casper
John C. Casper
Vice President of Finance and Chief Financial Officer